EXHIBIT 3.2
FREMONT GENERAL CORPORATION
BYLAW AMENDMENTS
ADOPTED BY THE BOARD OF DIRECTORS ON SEPTEMBER 22, 2008
Article III, Section 8 of the Bylaws Amendment
     NOW THEREFORE, BE IT RESOLVED, that effective immediately, pursuant to Article VI, Section 2 of the Amended and Restated Bylaws of the Corporation (the “Bylaws”), Article III, Section 8 of the Bylaws is hereby amended and restated in its entirety to read as follows:
SECTION 8. SPECIAL MEETINGS; NOTICE. Special meetings of the Board of Directors for any purpose or purposes shall be called at any time by the Chief Executive Officer or the President or, if they are absent or unable or refuse to act, by any Vice President or by any two directors.
Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by mail, charges prepaid, electronic mail or by any other form of electronic transmission, when directed to each director at that director’s address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least forty-eight (48) hours prior to the time of the holding of the meeting. If the notice is delivered personally, by telephone, by electronic mail or by any other form of electronic transmission, it shall be delivered at least twenty-four (24) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving notice reasonably believes will promptly communicate it to the director. The notice need not specify the purpose or the place of the meeting if the meeting is to be held at the principal executive office of the corporation.
Article V, Sections 1, 6 and 7 of the Bylaws Amendment
     BE IT FURTHER RESOLVED, that effective October 1, 2008, pursuant to Article VI, Section 2 of the Bylaws, Article V, Section 1, 6 and 7 of the Bylaws of the Bylaws are hereby amended and restated in its entirety to read as follows:
SECTION 1. OFFICERS. The officers of the corporation shall be a Chief Executive Officer, a President, a Vice President, a Secretary, a Chief Financial Officer and a Treasurer. The corporation may also have, at the discretion of the Board of Directors, a Controller, a Cashier, one or more additional Vice Presidents, on or more Assistance Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. In addition, the Board of Directors may appoint a Chairman of the Board or a Vice Chairman of the Board of

Directors, with such positions being non-employee titles on the Board of Directors. One person may hold two or more offices, except that the offices of Chief Executive Officer and Secretary shall not be held by the same person.
SECTION 6. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer of the corporation shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders. He shall be ex-officio a member of all the standing committees (except the audit committee), including the executive committee, if any, and shall have the general powers, and duties of management usually vested in the office of Chief Executive Officer of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the Bylaws. He shall also exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the By-Laws.
SECTION 7. PRESIDENT. The President shall act as the Chief Executive Officer of the corporation during any times the Chief Executive Officer is unavailable to so serve. He shall also exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the By-Laws.